United States securities and exchange commission logo





                              February 18, 2021

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation
       505 Fifth Avenue, 15th Floor
       New York, New York 10017

                                                        Re: Cartesian Growth
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252784

       Dear Mr. Yu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1.                                                   We note that Section
9.3 of the warrant agreement filed as Exhibit 4.4 includes an applicable law
provision limiting where claims may be brought (i.e., the courts of the
                                                        State of New York or
the United States District Court for the Southern District of New
                                                        York). Please add
disclosure and a risk factor about this provision including whether it applies to claims made
under the federal securities laws, a description of any risks or other impacts on investors,
and whether there is uncertainty as to its enforceability.
   2. We note that you are offering one-third of a redeemable warrant with each unit. However, you continue to refer
to the units as including one-half of a redeemable warrant in your exhibits. Please revise
your exhibits.
 Peter Yu
Cartesian Growth Corporation
February 18, 2021
Page 2
Signatures, page II-4

3. We reissue comment 1. Please have your principal accounting officer or controller sign the registration statement. Refer to Instruction 1 to Signatures on Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNamePeter Yu                                   Sincerely,
Comapany NameCartesian Growth Corporation
                                                             Division of
Corporation Finance
February 18, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName